UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                               Cove Apparel, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)
                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   22281X-10-1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

    Daniel Trotter, 1003 Dormador, Suite 21, San Clemente, California 92672
                                  949.224.3040
--------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 14, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
                                   following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  22281X-10-1
---------
--------------------------------------------------------------------------------

                  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                           Daniel Trotter
                           -----------------------------------------------------
--------------------------------------------------------------------------------

                 2. Check the Appropriate Box if a Member of a Group (See Instructions)

                      (a)
                         -------------------------------------------------------

                      (b)
                         -------------------------------------------------------
--------------------------------------------------------------------------------

                 3.        SEC Use Only
                                       -----------------------------------------
--------------------------------------------------------------------------------
                 4.        Source of Funds (See Instructions) OO
                                                              ------------------
--------------------------------------------------------------------------------

                 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                         -----------------------
--------------------------------------------------------------------------------

                 6.        Citizenship or Place of Organization   United States
                                                                ---------------
--------------------------------------------------------------------------------

Number of        7.        Sole Voting Power     3,000,000
                                             -----------------------------------
Shares                     -----------------------------------------------------

Beneficially     8.        Shared Voting Power   0
                                              ----------------------------------
Owned by                   -----------------------------------------------------

Each             9.        Sole Dispositive Power   3,000,000
                                                 -------------------------------
Reporting                  -----------------------------------------------------
                 10.       Shares Dispositive Power   0
Person                                             -----------------------------
                           -----------------------------------------------------
With

--------------------------------------------------------------------------------
                 11.       Aggregate Amount Beneficially Owned by Each
                           Reporting Person     3,000,000
                                             -----------------------------------
--------------------------------------------------------------------------------

                 12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

                 13.       Percent of Class Represented by Amount in Row (11)
                           28.6%
                           -----------------------------------------------------
--------------------------------------------------------------------------------

                 14.       Type of Reporting Person (See Instructions)
                           IN
                           -----------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER
-----------------------------

This statement relates to shares of the common stock, $.001 par value of Cove Apparel Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1003 Dormador, Suite 21, San Clemente, CA. 92672


ITEM 2.  IDENTITY AND BACKGROUND
--------------------------------

(a)    Name:                                 Daniel Trotter

(b)    Business Address:                     1003 Dormador, Suite 21
                                             San Clemente, California 92672

(c)    Present Principal Occupation:         Chief Executive Officer of the
                                             Issuer.

(d)    Disclosure of Criminal Proceedings:   Mr. Trotter has not been
                                             convicted in any criminal
                                             proceeding at any time.

(e)    Disclosure of Civil Proceedings:      Mr. Trotter has not been subject
                                             to any judgment, decree or final
                                             order enjoining violations of or
                                             prohibiting or mandating activities
                                             subject to federal or state
                                             securities laws or finding any
                                             violations with respect to such
                                             laws.

(f)    Citizenship:                          Mr. Trotter is a citizen of the
                                             United States.



ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
---------------------------------------------------------

Mr. Trotter acquired 1,000,000 shares for services as one of the Issuer's founders, valued at $1,000 or $.001 per share. Subsequently, the Issuer effectuated a 3-1 forward split resulting in Mr. Trotter's ownership of 3,000,000 shares.

ITEM 4.  PURPOSE OF TRANSACTION
-------------------------------

Mr. Trotter acquired 1,000,000 shares in exchange for services as one of the Issuer's founders, valued at $1,000 or $.001 per share. Subsequently, the Issuer effectuated a 3-1 forward split resulting in Mr. Trotter's ownership of 3,000,000 shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

Mr. Trotter beneficially owns a total of 3,000,000 shares of the Issuer's common stock as follows:

(a) Mr. Trotter directly and personally owns 3,000,000 shares of the Issuer's common stock which comprises 28.6% of the Issuer's total issued and outstanding shares.

(b) Mr. Trotter has sole voting and dispositive power as to the 3,000,000 shares he owns directly.

(c) None.

(d) Not Applicable.

(e) Not Applicable.


ITEM 6.  CONTACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER
--------------------------------------------------------------------------------

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
-----------------------------------------

None.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 10, 2003
-------------------------------------------------------
Date



/s/ Daniel Trotter
-------------------------------------------------------
Daniel Trotter


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.




            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)